Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, Florida 33156

February 6, 2012

Via Edgar
Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.)
Amendment No. 5 to Registration Statement on Form S-1
Filed: February 1, 2012
File No. 333-174252

Mr. Reidler:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 3, 2012 (the “Comment Letter”) relating to the Amendment No. 5 to Form S-1 filed February 1, 2012 of Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.) (“Hygea” or the "Company").  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

FORM S-1/A

Executive Compensation

Summary Compensation Table, page 44

1.
We note your statement on page 44 that “the Company has entered into material employment contracts with six of its executive officers, five of which are noted on the Board of Directors, as follows…” However, you only list four executive officers and have only filed four employment contracts as exhibits to your registration statement. Please explain this discrepancy and revise your disclosure as necessary.

Response

We have revised to clarify that four employment agreements have been entered.

2.
We note that your Summary Compensation Table on page 44 indicates that Martha Castillo, your Chief Operating Officer, received $80,000 in salary in 2010. However, Ms. Castillo’s employment contract specifies that she was to receive only $1 in salary for 2010. Please explain this discrepancy and revise your disclosure as necessary.

Response
During 2010, Ms. Castillo and the Company verbally agreed to amend the employment agreement to provide that Ms. Castillo was entitled to $80,000 for the year ended 2010.  We have filed a letter agreement between Ms. Castillo and the Company acknowledging this verbal arrangement as Exhibit 10.13 to the registration statement.

3.
In addition, the Summary Compensation Table indicates that Martha Castillo and Manuel Iglesias were paid salaries of $80,000 and $100,000, respectively, in 2011. As Ms. Castillo’s salary for 2011 was set at $95,000 and Mr. Iglesias’ salary for 2011 was set at $240,000 under the terms of their respective employment contracts, these officers appear to have received only 84% and 42%, respectively, of the amounts owed to them for 2011. Your footnote (a) at the bottom of page 44 suggests that the company paid only partial salaries to these officers in 2011, commencing in February 2011, but this is not entirely clear. Please revise your footnote disclosure to clarify, if true, that the payment of your two officers’ salaries resumed in February 2011 and explain how the amounts actually paid to them in 2011 were determined. In addition, please provide disclosure that quantifies the amounts still owed to each of Ms. Castillo and Mr. Iglesias for 2010 and 2011 and describes any agreements or understandings that you have with your officers with respect to their apparent deferment of salary.

Response

We have revised the footnotes to the employment agreement table to disclose that Mr. Iglesias and Ms. Castillo were paid only a portion of their salaries, that the two executives agreed to take a reduced salary as the Company was engaged in capital raising and that each executive has waived their right to the balance.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Manuel E. Iglesias
Manuel E. Iglesias, CEO and President

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